Exhibit 99.1

CooTek Announces Fourth Quarter and Full Year 2020 Unaudited Results

SHANGHAI, China, March 25, 2021 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•                      Net revenue was US$102.4 million, an increase of 48% from US$69.0 million during the same period last year.

•                      Gross profit was US$95.4 million, an increase of 46% from US$65.1 million during the same period last year.

•                      Gross profit margin was 93.1%, compared with 94.4% during the same period last year.

•                      Net loss was US$18.8 million, compared with net loss US$6.6 million during the same period last year.

•                      Adjusted net loss1 (Non-GAAP) was US$17.3 million, compared with adjusted net loss (Non-GAAP) of US$6.2 million during the same period last year.

•                      The Company’s Portfolio Products2 contributed approximately 99% of total revenues, with a focus on three main categories: online literature, scenario-based content apps, and casual games.

Full Year 2020 Highlights

•                      Net revenue was US$441.5 million, an increase of 148% from US$177.9 million in 2019.

•                      Gross profit was US$417.4 million, an increase of 157% from US$162.6 million in 2019.

•                      Gross profit margin was 94.5%, compared with 91.4% in 2019.

•                      Net loss was US$47.4 million, compared with net loss of US$36.8 million last year.

•                      Adjusted net loss (Non-GAAP) was US$42.0 million, compared with adjusted net loss (Non-GAAP) of US$33.2 million in 2019.

December 2020 Operational Highlights

•                      Average daily active users (“DAUs”) of the Company’s portfolio products were 27.8 million, an increase of 13% from 24.7 million in December 2019. Monthly active users (“MAUs”) of the Company’s portfolio products were 85.8 million, an increase of 15% from 74.6 million in December 2019.

•                      Average DAUs of the Company’s online literature products were 10.2 million, increased significantly from 4.8 million in December 2019. MAUs of the Company’s online literature products were 29.5 million, increased significantly from 19.3 million in December 2019. The average daily reading time3 of the key product Fengdu Novel’s users was approximately 130 minutes in December 2020, which was stable compared with 130 minutes in September 2020.

•                      Average DAUs of the Company’s TouchPal Smart Input were 125.3 million. MAUs of the Company’s TouchPal Smart Input were 162.8 million.

“We are pleased to conclude the year of 2020 with our revenue reaching US$442 million representing the growth of 148% compared to 2019,” commented Mr. Karl Zhang, CooTek’s Chairman. “Through a full year’s dedicated execution and driven by our long-term vision of building a global pan-entertainment content ecosystem, we have continued our strategic upgrade to a content-rich product portfolio. While keeping the scale of our scenario-based content apps since our IPO, we have successfully developed our online literature and casual games business which respectively contributed 38% and 37% to the total revenue in 2020.”

“In particular for Fengdu Novel which emerged rapidly and consistently ranked the 3rd in terms of MAUs in the free online literature market in China4 in 2020, we have been enriching our content resources by efficiently increasing the number of the signed authors and the third-party content partners targeting at further improving user stickiness. At the same time, we have also advanced our monetization capabilities to create additional growth momentum for the group. As a result, the average DAUs of Fengdu Novel in December 2020 recorded a year-over-year growth of around 106% and revenues of Fengdu Novel in 2020 increased significantly by approximately 360% compared with 2019. In addition, we achieved a significant milestone in the development of our overseas online literature business.”

“Moving forward in 2021, our key strategic initiatives include: 1. Growing Fengdu Novel by improving interactive and quality user experience and cultivating a more engaging and attractive community. 2. Optimizing our casual games products by strengthening internal development and third-party investments and partnerships. 3. Expediting overseas market expansion with our core strength built in the online literature segment. 4. Upgrading our monetization capabilities by exploring paid content, e-commerce and IP asset adaptation. For the fiscal year of 2021, total revenue is expected to continuously grow, with important enhancement of profitability.”

Mr. Robert Cui, CooTek’s CFO further commented, “Our steady growth strategy of the pan-entertainment content ecosystem has been demonstrated by our robust growth in our user base and revenue in 2020. As our business scale reached a new high on a yearly basis, we are confident that our commitment will further contribute to the continuous enhancement of our product portfolio. We are encouraged to see that our Fengdu Novel delivered solid business growth in the fourth quarter of 2020 with the sequential Average Revenue Per User (“ARPU”) growth of 22% and revenue growth of 28% reflecting the upgraded monetization strategy. At the same time, we have been committed to deliver a balanced financial approach by improving the overall operating leverage. Looking at 2021, we are committed to executing our well-structured dedicated growth plan focused on continuously delivering revenue growth and steadily achieving profitability.”

1         “Adjusted net income (loss)” (Non-GAAP) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation related to share options and restricted share units. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2         “Portfolio Products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

3         “Average daily reading time” for any day is calculated by dividing (i) the sum of time spent on reading books on our Fengdu Novel for such day, by (ii) the number of Fengdu Novel users who spent time on reading books for such day. The average daily reading time for any month is calculated by dividing (i) the sum of average daily reading time for each day in such month, by (ii) the number of days in such month.

4         According to Quest Mobile, a professional business intelligence services provider in China’s mobile internet market.

	Portfolio Products
	Portfolio Products		Including: Online literature
(in millions)	DAUs	MAUs	DAUs	MAUs
Dec’ 18	16.9	46.1	—	—
Mar’ 19	23.1	59.8	0.3	0.9
Jun’ 19	27.6	65.1	0.3	1.6
Sep’ 19	23.9	67.5	2.0	11.0
Dec’ 19	24.7	74.6	4.8	19.3
Mar’ 20	25.2	89.2	7.3	29.1
Jun’ 20	23.9	83.5	8.1	28.4
Sep’ 20	27.7	94.8	10.0	29.5
Dec’ 20	27.8	85.8	10.2	29.5

Fourth Quarter 2020 Financial Results

Net Revenues

(in US$ thousands, except percentage)	4Q 2020	3Q 2020	4Q 2019	QoQ % Change	YoY % Change

Mobile Advertising Revenue	101,347	104,842	68,465	(3)%	48%
Other Revenue	1,093	815	519	34%	111%
Total Net Revenues	102,440	105,657	68,984	(3)%	48%

Net revenues were US$102.4 million, an increase of 48% from US$69.0 million during the fourth quarter of 2019 and a decrease of 3% from US$105.7 million last quarter. The increase was primarily due to an increase in mobile advertising revenue.

Mobile advertising revenue was US$101.3 million, an increase of 48% from US$68.5 million during the fourth quarter of 2019 and a decrease of 3% from US$104.8 million last quarter.

Our portfolio products focus on three categories: online literature, scenario-based content apps and casual games. Online literature accounted for approximately 47%, scenario-based content apps accounted for approximately 24%, and casual games accounted for approximately 28% of total net revenue.

Cost and Operating Expenses

	4Q 2020		3Q 2020		4Q 2019		QoQ %	YoY %
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	Change	change

Cost of revenues	7,072	7%	6,784	6%	3,866	6%	4%	83%
Sales and marketing	101,985	100%	107,842	102%	63,495	92%	(5)%	61%
Research and development	6,516	6%	8,204	8%	5,738	8%	(21)%	14%
General and administrative	3,873	4%	3,707	4%	2,752	4%	4%	41%
Other operating loss (income), net	2,047	2%	1,064	1%	(644)	(1)%	92%	(418)%
Total Cost and Expenses	121,493	119%	127,601	121%	75,207	109%	(5)%	62%

Share-based compensation expenses by function
Cost of revenues	78	0.1%	75	0.1%	26	0.0%	4%	200%
Sales and marketing	44	0.0%	59	0.1%	45	0.1%	(25)%	(2)%
Research and development	876	0.9%	815	0.8%	242	0.4%	7%	262%
General and administrative	533	0.5%	492	0.5%	133	0.2%	8%	301%
Total share-based compensation expenses	1,531	1.5%	1,441	1.5%	446	0.7%	6%	243%

Cost of revenues was US$7.1 million, an 83% increase from US$3.9 million during the same period last year, and a 4% increase from US$6.8 million last quarter. The year-over-year increase was mainly due to an increase in operational and maintenance-related expenses associated with the Company’s expanding business. The slightly sequential increase was primarily due to an increase in content costs paid to freelancers and third-party content distributors, and was partially offset by decline in depreciation and amortization expense.

Gross profit was US$95.4 million, a 46% increase from US$65.1 million during the same period last year, and a decrease of 4% from US$98.9 million last quarter. Gross profit margin was 93.1%, compared with 94.4% in the same period last year and 93.6% last quarter.

Sales and marketing expenses were US$102.0 million, an increase of 61% from US$63.5 million during the same period last year, and a decrease of 5% from US$107.8 million last quarter. As a percentage of total revenue, sales and marketing expenses accounted for 100%, compared with 92% during the same period last year, and 102% last quarter. The year-over-year increase in sales and marketing expenses as a percentage of total net revenue was primarily due to increased investment in user acquisition that was in line with the Company’s expanding business. The slightly decrease compared with last quarter was primarily due to decreased investment in user acquisition that was in line with the net revenues.

Research and development expenses were US$6.5 million, an increase of 14% from US$5.7 million during the same period last year and a decrease of 21% from US$8.2 million last quarter. The year-over-year increase was primarily due to an increase in costs associated with technology R&D staff and share-based compensation expenses. As a percentage of total net revenue, research and development expenses accounted for 6%, compared with 8% during the same period last year and 8% last quarter.

General and administrative expenses were US$3.9 million, an increase of 41% from US$2.8 million during the same period last year and an increase of 4% from US$3.7 million last quarter. The sequential and year-over-year increases were mainly due to an increase in costs associated with G&A staff and share-based compensation. As a percentage of total net revenue, general and administrative expenses accounted for 4%, compared with 4% during the same period last year and 4% during last quarter.

Other operating loss, net was US$2.0 million, compared with other operating income, net US$0.6 million during the same period last year and other operating loss, net US$1.1 million last quarter. The other operating loss during this quarter mainly includes accrued liabilities of US$2.0 million to an ongoing investigation related in an alleged misconduct of certain customers.

Net loss was US$18.8 million, compared with net loss of US$6.6 million during the same period last year and a net loss of US$22.0 million last quarter.

Adjusted net loss was US$17.3 million, compared with adjusted net loss of US$6.2 million in the same period last year and adjusted net loss of US$20.5 million last quarter. The sequential narrowing of the adjusted net loss was mainly due to sales and marketing expenses as a percentage of total revenue decreased.

In US$ thousands, except percentage	4Q 2020	3Q 2020	4Q 2019	QoQ % Change	YoY % change

Net Loss	(18,784)	(21,964)	(6,646)	(14)%	183%
Add: Share-based Compensation related to share options and restricted share units	1,531	1,441	446	6%	243%
Adjusted Net Loss (Non-GAAP)	(17,253)	(20,523)	(6,200)	(16)%	178%

Basic and diluted net loss per ADS were US$0.31 and US$0.31, and basic and diluted Adjusted net loss (Non-GAAP) per ADS were US$0.28 and US$0.28.

Balance Sheet and Cash Flows

As of December 31, 2020, cash, cash equivalents and restricted cash were US$49.6 million, compared with US$61 million as of September 30, 2020. As of December 31, 2020, restricted cash were US$25.0 million, mainly consisting of amount of US$3.1 million held in Group’s bank account as guarantee deposit for loan facility provided by the bank and long term restricted cash of US$21.7 million held in Group’s bank accounts which were frozen by a local authority in connection with an ongoing investigation related to an alleged illegal act of certain customers. The Company is still in the process of cooperating with the relevant authority on such investigation and expect the funds to be released upon the completion of such investigation, the timing of which is out of the Company’s control.

Net cash outflow from operating activities during the fourth quarter of 2020 was US$6.8 million, compared with net cash inflow from operating activities of US$3.2 million for the same period in 2019 and net cash outflow from operating activities of US$14.4 million during the last quarter. Cash outflow from operating activities during the fourth quarter of 2020 was mainly due to loss from operations.

Full Year 2020 Financial Results

Net Revenue

(in US$ thousands, except percentage)	2020	2019	YoY % Change

Mobile Advertising Revenue	438,384	175,041	150%
Other Revenue	3,121	2,843	10%
Total Net Revenue	441,505	177,884	148%

Net revenue was US$441.5 million, an increase of 148% from US$177.9 million in 2019, primarily due to an increase in mobile advertising revenue.

Mobile advertising revenue was US$438.4 million, an increase of 150% from US$175.0 million in 2019, primarily due to the growth in the number of DAUs of the Company’s portfolio products.

Our portfolio products focus on three categories: online literature, scenario-based content apps and casual games. Online literature accounted for approximately 38%, scenario-based content apps accounted for approximately 24%, and casual games accounted for approximately 37% of total net revenue.

Cost and Operating Expenses

	2020		2019
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	YoY % change

Cost of revenue	24,128	5%	15,301	9%	58%
Sales and marketing	418,262	95%	157,029	88%	166%
Research and development	29,670	7%	26,936	15%	10%
General and administrative	15,017	3%	16,256	9%	(8)%
Other operating loss (income), net	2,275	1%	(873)	0%	(361)%
Total Cost and Expenses	489,352	111%	214,649	121%	128%

Cost of revenue was US$24.1 million, an increase of 58% from US$15.3 million in 2019, mainly due to an increase in content costs paid to freelancers and third-party content distributors, the investment in operational workforce and maintenance-related costs, and was partially offset by a decrease in VoIP-related expenses.

Gross profit was US$417.4 million, an increase of 157% from US$162.6 million in 2019. Gross profit margin was 94.5%, compared with 91.4% in 2019.

Sales and marketing expenses were US$418.3 million, an increase of 166% from US$157.0 million in 2019. As a percentage of total net revenue, sales and marketing expenses accounted for 95%, an increase from 88% in 2019, primarily due to increased investment in user acquisition.

Research and development expenses were US$29.7 million, an increase of 10% from US$26.9 million in 2019, mainly due to an increase in costs associated with technology R&D staff. As a percentage of total net revenue, research and development expenses accounted for 7%, decreasing from 15% in 2019.

General and administrative expenses were US$15.0 million, a decrease of 8% from US$16.3 million in 2019, primarily due to accrued bad debt provision of US$0.4 million in 2020, a decrease by 3.7 million from US$4.1 million in 2019, and was partially offset by an increase in professional expenses and an increase in costs associated with G&A staff and share-based compensation expenses. As a percentage of total net revenue, general and administrative expenses accounted for 3%, decreasing from 9% in 2019.

Other operating loss, net was US$2.3 million, compared with other operating income, net of US$0.9 million in 2019. Other operating income (loss), net primarily consisted of government subsidies received by the Company, losses arise from investigations on certain third-party advertisers related to alleged misconducts, and contingent liabilities for intellectual property infringement lawsuit during operations.

Net loss was US$47.4 million, compared with net loss of US$36.8 million in 2019.

Adjusted net loss was US$42.0 million in 2020, compared with adjusted net loss of US$33.2 million in 2019.

In US$ thousands, except percentage	2020	2019	YoY % change

Net Loss	(47,367)	(36,846)	29%
Add: Share-based Compensation related to share options and restricted share units	5,337	3,662	46%
Adjusted Net Loss (Non-GAAP)	(42,030)	(33,184)	27%

In 2020, the basic and diluted net loss per ADS were US$0.77 and US$0.77, respectively. Basic and diluted Adjusted Net Loss (Non-GAAP) per ADS were US$0.68 and US$0.68, respectively.

Balance Sheet and Cash Flow

As of December 31, 2020, Cash, cash equivalents and restricted cash were US$49.6 million, compared with US$60.0 million as of December 31, 2019.

Net cash outflow from operating activities in 2020 was US$0.9 million, compared with outflow from operations of US$15.7 million in 2019. Net cash outflow from operating activities was primarily a result of the net loss.

Net cash outflow from investing activities in 2020 was US$2.6 million, which was primarily attributable to the purchase of property and equipment.

Share Repurchase Plan

On May 18, 2020, the Company announced a share repurchase program (the “2020 Program”) whereby the Company is authorized to repurchase its class A ordinary shares in the form of ADSs with an aggregate value of up to US$20 million during the 12-month period starting from May 18, 2020. The Company expects to fund the repurchases under this program with its existing cash balance. As of December 31, 2020, the Company had used an aggregate of US$4.7 million to repurchase 0.9 million ADSs under the 2020 Program and recorded as treasury stock.

Business Outlook

For the first quarter of 2021, CooTek expects total revenue to be about US$80 million. This outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00 AM U.S. Eastern Time on Thursday, March 25, 2021 (8:00 PM Beijing Time on the same day), following the results announcement.

The dial-in details for the live conference call are:

United States: 1-888-346-8982

Hong Kong: 800-905-945

Mainland China: 4001-201-203

International: 1-412-902-4272

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

About CooTek (Cayman) Inc.

CooTek is a fast-growing mobile internet company with a global vision that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and casual games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net (loss) income that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net (loss) income excluding interest income and expense, income taxes, depreciation and amortization, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in (loss) income from operations and net (loss) income. By making the Company’s financial results comparable period over period, the Company believes adjusted net (loss) income and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Mr. Robert Yi Cui

Email: IR@cootek.com

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: cootek@icaasia.com

CooTek (Cayman) INC.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$

Net revenues	68,984	105,657	102,440	177,884	441,505
Cost of revenues	(3,866)	(6,784)	(7,072)	(15,301)	(24,128)
Gross Profit	65,118	98,873	95,368	162,583	417,377
Operating expenses:
Sales and marketing expenses	(63,495)	(107,842)	(101,985)	(157,029)	(418,262)
Research and development expenses	(5,738)	(8,204)	(6,516)	(26,936)	(29,670)
General and administrative expenses	(2,752)	(3,707)	(3,873)	(16,256)	(15,017)
Other operating income (loss), net	644	(1,064)	(2,047)	873	(2,275)
Total operating expenses	(71,341)	(120,817)	(114,421)	(199,348)	(465,224)
Loss from operations	(6,223)	(21,944)	(19,053)	(36,765)	(47,847)
Impairment loss of investments	(500)	—	—	(500)	—
Interest income, net	55	(7)	168	764	396
Foreign exchange gain (loss)	22	(13)	105	(343)	91
Loss before income taxes	(6,646)	(21,964)	(18,780)	(36,844)	(47,360)
Income tax expense	—	—	(4)	(2)	(7)
Net Loss	(6,646)	(21,964)	(18,784)	(36,846)	(47,367)
Net Loss per ordinary share
Basic	(0.002)	(0.007)	(0.006)	(0.01)	(0.02)
Diluted	(0.002)	(0.007)	(0.006)	(0.01)	(0.02)
Weighted average shares used in calculating net loss per ordinary share
Basic	3,129,987,962	3,070,510,051	3,061,577,781	3,155,082,983	3,080,332,924
Diluted	3,129,987,962	3,070,510,051	3,061,577,781	3,155,082,983	3,080,332,924
Non-GAAP Financial Data
Adjusted Net Loss	(6,200)	(20,523)	(17,253)	(33,184)	(42,030)
Adjusted EBITDA	(5,346)	(19,318)	(16,386)	(30,940)	(38,650)

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	December 31, 2019	December 31, 2020
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	59,906	24,669
Restricted cash	60	3,264
Short-term investment	572	50
Accounts receivable, net of allowance for doubtful accounts of US$1,774 as of December 31, 2019 and US$1,162 as of December 31, 2020, respectively	27,255	28,127
Prepaid expenses and other current assets	7,848	12,073
Total current assets	95,641	68,183
Long term restricted cash	—	21,689
Property and equipment, net	5,669	5,394
Intangible assets, net	268	397
Long-term investments	—	307
Other non-current assets	259	932
TOTAL ASSETS	101,837	96,902
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	37,878	76,126
Short-term bank borrowings	9,013	10,958
Accrued salary and benefits	5,598	9,143
Accrued expenses and other current liabilities	5,956	10,686
Deferred revenue	3,888	3,332
Total current liabilities	62,333	110,245
Other non-current liabilities	596	459
TOTAL LIABILITIES	62,929	110,704

Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	December 31, 2019	December 31, 2020
	US$	US$

Shareholders’ Equity:
Ordinary shares	31	31
Treasury Stock	(1,064)	(4,672)
Additional paid-in capital	194,972	193,919
Accumulated deficit	(153,598)	(200,965)
Accumulated other comprehensive loss	(1,433)	(2,115)
Total Shareholders’ Equity	38,908	(13,802)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	101,837	96,902

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands, except for share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$

Net cash provided by (used in) operating activities	3,237	(14,393)	(6,821)	(15,663)	(852)
Net cash (used in) provided by investing activities	(1,235)	12,266	(282)	(5,332)	(2,644)
Net cash provided by (used in) financing activities	1,436	(2,183)	(5,563)	(3,797)	(8,500)
Net increase (decrease) in cash and cash equivalents	3,438	(4,310)	(12,666)	(24,792)	(11,996)
Cash, cash equivalents, and restricted cash at beginning of period	56,270	64,921	61,011	84,860	59,966
Effect of exchange rate changes on cash and cash equivalents	258	400	1,277	(102)	1,652
Cash, cash equivalents, and restricted cash at end of period	59,966	61,011	49,622	59,966	49,622

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$

Net Loss	(6,646)	(21,964)	(18,784)	(36,846)	(47,367)
Add:
Share-based compensation related to share options and restricted share units	446	1,441	1,531	3,662	5,337
Adjusted Net Loss (Non-GAAP)*	(6,200)	(20,523)	(17,253)	(33,184)	(42,030)
Add:
Interest income, net	(55)	7	(168)	(764)	(396)
Income taxes	—	—	4	2	7
Depreciation and amortization	909	1,198	1,031	3,006	3,769
Adjusted EBITDA (Non-GAAP)*	(5,346)	(19,318)	(16,386)	(30,940)	(38,650)

* The tax impact to the non-GAAP adjustments is zero.